1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

VIA EDGAR

July 24, 2024

Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	StepStone Private Venture and Growth Fund (File Nos. 333-279426, 811-23786)

Mr. Be:

On behalf of StepStone Private Venture and Growth Fund (the “Fund”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding Post-Effective Amendment No. 1 to the Registration Statement of the Fund, filed on May 30, 2024, pursuant to Rule 486(a) under the Securities Act of 1933, as amended. In particular, this letter responds to the comments of the Staff of the SEC provided in a telephonic conference with Stephen Cohen and Sam Scarritt-Selman of Dechert LLP held on July 17, 2024. The changes discussed below will be included in Post-Effective Amendment No. 2 to the Fund’s Registration Statement.

For your convenience, we have restated your comments below followed by our responses.

Comment 1: We note that, on page 55 of Registration Statement, the Fund Expenses section has been updated to include as expenses borne by the Fund (and thus indirectly by shareholders) “costs and charges related to purchasing, holding, selling or trading cryptocurrencies, digital assets or other investments or instruments which utilize blockchain or related distributed ledger technology, including but not limited to costs associated with specialized software and hardware solutions, additional custodial and settlement expenses and additional professional services as required from time to time.” Please supplementally advise as to why this change was made and the extent to which the Fund invests in cryptocurrencies, digital assets or other investments or instruments which utilize blockchain or related distributed ledger technology.

Response: The Fund confirms that the cited disclosure was added to the Fund’s disclosure on July 28, 2023, in connection with the Fund’s 2023 annual update, in response to the emergence and rapid growth of blockchain technologies within the “innovation economy” in which the Fund invests. The Fund does not directly invest any of its assets in cryptocurrencies or other native digital assets. However, the Fund may make investments in Primary Direct Investments and Primary Investment Funds that utilize blockchain or related distributed ledger technology as part of their investment strategy. As such, the Fund believes that such costs and expenses are costs relating to investments in those Primary Direct Investments and Primary Investment Funds and, thus, are appropriately borne by the Fund.

Comment 2: In the Fund’s Annual Report filed on Form N-CSR, the Fund discloses significant unrealized appreciation due to discounted secondary market purchases. To the extent that this type of activity substantially contributes to your returns, we believe that future MDFPs should provide additional quantitative and qualitative disclosure about the specific holdings and strategies that contributed materially to returns. Please supplementally provide model draft disclosure based on the prior period. In addition, please consider the need for clearer prospectus disclosure regarding this aspect of the strategy, its risks, and the degree to which it may become more or less available under various market conditions.

Response: The Fund acknowledges this comment.

The Fund primarily deploys capital into Secondary Investments, Primary Direct Investments, and Primary Investment Funds, including combinations thereof. Although the Fund currently expects that the Fund’s asset allocation will tilt more heavily toward Secondary Investments and Primary Direct Investments in the near term and the Fund’s returns have benefited since inception from meaningful discounts associated with Secondary Investments, the Fund does not seek out discounted secondary market purchases as a principal basis of its investment strategy. Accordingly, we believe that the Fund’s current prospectus disclosure is appropriate.

With respect to additional disclosure in the “Manager’s Discussion and Analysis of Fund Performance” of the Fund’s future shareholder reports, the Fund will include additional quantitative and qualitative disclosure about the specific holdings and strategies that contributed materially to returns. Accordingly, we have provided the following model draft disclosure based on the prior period:

2

Despite the challenging market environment for exits, SPRING (Class I) achieved a 21.84% gain in fiscal year 2024 versus a 35.08% gain in the NASDAQ Composite Index, SPRING’s primary benchmark. While our fiscal year return trailed the benchmark, it met our long-term target. The NASDAQ Composite Index experienced a substantial decline of over 30% in 2022; however, it exhibited a significant recovery in 2023. We believe that SPRING has consistently delivered strong performance, demonstrating greater stability and less volatility compared to the publicly traded markets. We attribute our performance during fiscal year 2024 to the following factors.

Operational performance and valuation metrics continued upward trends from the repricing seen in private VC and GE assets, resulting in unrealized gains of approximately $28.6 million in fiscal year 2024.

Although merger and acquisition activity declined materially in fiscal year 2024, our portfolio continued to experience liquidity events, with realized gains and income distributions totaling approximately $7.1 million.

Favorable supply/demand dynamics in the secondary markets resulting in attractive discounts, which have allowed us to purchase assets managed by GPs, who we believe are historically top-tier managers, at meaningful discounts to net asset value (“NAV”). Unrealized gains from secondary discounts totaled approximately $42.6 million. Within secondary markets, the leading individual contributors to our performance during fiscal year 2024 were CNK Fund IV, L.P., DST Global VIII, L.P. and SG VC Fund II, L.P.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz, Esq.

Dechert LLP

3